UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

NMT Medical, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

629294109

(CUSIP Number)
Glenn J. Krevlin
Glenhill Advisors, LLC
156 West 56th Street
17th Floor
New York, NY 10019
Tel. (646) 432-0600

With a copy to:
Stephen P. Wink, Esq.
Cahill/Wink LLP
405 Lexington Avenue, 7th Floor
New York, NY 10174

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁭

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	629294109

1	NAME OF REPORTING PERSON: Glenhill Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,481,938

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,481,938

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,481,938

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	629294109

1	NAME OF REPORTING PERSON: Glenn J. Krevlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,609,358

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,609,358

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,609,358

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.34%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	629294109

1	NAME OF REPORTING PERSON: Glenhill Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,481,938

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,481,938

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,481,938

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	629294109

1	NAME OF REPORTING PERSON: Glenhill Capital L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,190,878

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,190,878

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,190,878

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	629294109

1	NAME OF REPORTING PERSON: Glenhill Capital Overseas GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,056,060

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,056,060

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,056,060

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.61%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	629294109

1	NAME OF REPORTING PERSON: Glenhill Capital Overseas Master Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

		7	SOLE VOTING POWER

NUMBER OF			0

SHARES		8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY			1,056,060

EACH		9	SOLE DISPOSITIVE POWER
REPORTING
PERSON			0

WITH		10	SHARED DISPOSITIVE POWER

			1,056,060

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,056,060

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.61%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Item 1.    Security and Issuer

   This Amendment No. 1 to Schedule 13D/A relates to shares of common stock, $.001 par value (the “Common Stock”), of NMT Medical, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 27 Wormwood Street, Boston, Massachusetts 02210.

Item 2.            Identity and Background

   The names of the persons filing this statement (the “Reporting Persons”) are Glenn J. Krevlin, a citizen of the United States, Glenhill Advisors, LLC, a Delaware limited liability company, Glenhill Capital Management, LLC, a Delaware limited liability company, Glenhill Capital LP, a Delaware limited partnership, Glenhill Capital Overseas Master Fund, LP, a Cayman Islands limited partnership and Glenhill Capital Overseas GP, Ltd., a Cayman Islands company. Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is (1) the general partner and investment advisor of Glenhill Capital LP, (2) the sole shareholder of Glenhill Capital Overseas GP, Ltd which is the general partner of Glenhill Capital Overseas Master Fund, LP, and (3) managing member of Glenhill Concentrated Long Master Fund, LLC, a security holder of the Issuer. Glenhill Advisors, LLC and Glenhill Capital Management, LLC are engaged in the business of investment management, and Glenhill Capital LP, Glenhill Capital Overseas Master Fund LP and Glenhill Capital Overseas GP, Ltd. are engaged in the investment and trading of a variety of securities and financial instruments.

   The address of the principal business and principal office of each of the Reporting Persons and the other entities mentioned in the previous paragraph is 156 West 56th Street, 17th Floor, New York, New York 10019.

   During the last five years, neither of the Reporting Persons nor the other entities mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration

   The Reporting Persons acquired the 2,609,358 shares of Common Stock to which this Statement relates with investment capital held by the entities listed below as follows:

(a)
The total amount of funds used for the purchases of 2,481,938 shares of Common Stock held by the various Glenhill investment funds was $10,478,231.  The source of funds for purchases of these shares is the capital of the Investment Funds.

(b)
The total amount of funds used for the purchases of 127,420 shares of Common Stock held personally by Glenn Krevlin was $637,308. The source of funds for purchases of these shares is Mr. Krevlin’s personal funds.

    The above amounts of total consideration include any commissions incurred in making of the investments, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 5.     Interest in Securities of the Issuer

(a)-(b) The responses to Items 7 — 13 of the cover pages of this Amendment No. 1 to Schedule 13D/A are incorporated herein by reference.

(c) The following are transactions in the Common Stock by the Reporting Persons effected in the last 60 days: All transactions were part of a private placement effectuated by the Issuer on February 16, 2010.

Transactions made by Glenhill Capital L.P.

Date	Transaction type (Buy/Sell)	Number of Shares	Price per Share

2/16/2010	BUY	345,528	$2.15

Transactions made by Glenhill Capital Overseas Master Fund, LP

Date	Transaction type (Buy/Sell)	Number of Shares	Price per Share

2/16/2010	BUY	306,410	$2.15

Transactions made by Glenhill Concentrated Long Master Fund LLC

Date	Transaction type (Buy/Sell)	Number of Shares	Price per Share

2/16/2010	BUY	110,000	$2.15

(d) The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   On February 16, 2010, Glenhill Capital, LP, Glenhill Capital Overseas Master Fund, LP and Glenhill Concentrated Long Master Fund LLC (the “Purchasing Funds”), each of which is controlled by the Reporting Persons, entered into a Securities Purchase Agreement and a Registration Rights Agreement with the Issuer (the “Private Placement Agreements”). Among other things, the Securities Purchase Agreement provides for the purchase by the Purchasing Funds of 761,938 units at a price of $2.15 per unit, with each unit consisting of one share of the Issuer’s Common Stock plus a warrant to purchase 0.8 shares of Common Stock. Such warrants have a five-year term from the date of issuance and will be exercisable at a price of $2.90 per share of Common Stock (the “Exercise Price”) at any time after August 16, 2010, provided that the price per share of Common Stock of the Issuer on the trading market where such Common Stock is traded has closed at or above the Exercise Price for five consecutive trading days.  Information regarding material terms and conditions of the Private Placement Agreements is incorporated by reference to Form S-3 of the Issuer filed with the Securities and Exchange Commission on February 16, 2010.

Item 7.    Material to Be Filed as Exhibits

   Exhibit A – Description of Agreements Incorporated by Reference.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 22, 2010
GLENHILL ADVISORS, LLC

	By:	/s/ GLENN J. KREVLIN
Name: Glenn J. Krevlin
Title: Managing Member

/s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin

GLENHILL CAPITAL MANAGEMENT, LLC

	By:	GLENHILL ADVISORS, LLC
Managing Member

	By:	/s/GLENN J. KREVLIN
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL LP

By: GLENHILL CAPITAL MANAGEMENT, LLC
General Partner

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL OVERSEAS GP, LTD.

By: GLENHILL CAPITAL MANAGEMENT, LLC
Sole Shareholder

By: GLENHILL ADIVSORS, LLC
Managing Member

By: /s/GLENN J. KREVLIN
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND, LP

By: GLENHILL CAPITAL OVERSEAS GP, LTD.
General Partner

By: GLENHILL CAPITAL MANGEMENT, LLC
Sole Shareholder

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN
Name: Glenn J. Krevlin
Title: Managing Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT A

Description of Agreements Incorporated by Reference

On February 16, 2010, Glenhill Capital, LP, Glenhill Capital Overseas Master Fund, LP and Glenhill Concentrated Long Master Fund LLC (the “Purchasing Funds”) entered into a Securities Purchase Agreement and a Registration Rights Agreement with the Issuer (the “Private Placement Agreements”).  Among other things, the Securities Purchase Agreement provides for the purchase by the Purchasing Funds of 761,938 units at a price of $2.15 per unit, with each unit consisting of one share of the Issuer’s Common Stock plus a warrant to purchase 0.8 shares of Common Stock. Such warrants have a five-year term from the date of issuance and will be exercisable at a price of $2.90 per share of Common Stock (the “Exercise Price”) at any time after August 16, 2010, provided that the price per share of Common Stock of the Issuer on the trading market where such Common Stock is traded has closed at or above the Exercise Price for five consecutive trading days.  Information regarding material terms and conditions of the Private Placement Agreements is incorporated by reference to Form S-3 of the Issuer filed with the Securities and Exchange Commission on February 16, 2010.